

Mail Stop 6010

June 3, 2008

VIA U.S. MAIL and FACSIMILE (949) 428-8515

Domonic J. Carney
Chief Financial Officer
Composite Technology Corporation
2026 McGaw Avenue
Irvine, CA 92614

> **RE:** **Composite Technology Corporation**
> **Amendment No. 1 to Form 10-K for the Fiscal Year Ended**
> **September 30, 2007**
> **Filed May 20, 2008**
> **Form 10-Q for the Quarterly Period Ended March 31, 2008**
> **File No. 000-10999**

Dear Mr. Carney:

We have reviewed your response dated May 21, 2008 and related filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended September 30, 2007

1.   In future filings, when you file an amendment, please mark the form with the letter "A" to designate that the document is an amendment, e.g., "10-K/A." Please also number the amendments sequentially, e.g., "Amendment No. 1." Please see Rule 12B-15.

2.   We note that the signature page has not been changed from your initial Form 10-K filing and is still dated December 14, 2007. Please further amend your Form 10-K to include currently signed and dated signatures. Please refer to Rules 12b-15 and 12b-11 of the Exchange Act Rules.

Item 9A – Controls and Procedures, page 86

3.   We note your disclosure that "Singer Lewak Greenbaum and Goldstein LLP, the Company's independent registered public accounting firm, has issued an opinion on the Company's internal control over financial reporting. This opinion appears in the Report of Independent Registered Public Accounting Firm on page 46 of this annual report on Form 10-K." In future filings, please also disclose that the registered public accounting firm audited the financial statements included in the annual report consistent with Item 308(a)(4) of Regulation S-K.

4.   We note that you included management's statement as to whether or not internal control over financial reporting is effective and the statement that your registered public accounting firm issued an attestation report on your internal control over financial reporting as the last two paragraphs under the section titled, "Changes in Internal Control over Financial Reporting" and not within the section titled "Fiscal 2007 Assessment." We also note that the discussion of the material weaknesses and other disclosures required by Item 308 of Regulation S-K are included in the section titled "Fiscal 2007 Assessment." In future filings, please include all of the disclosures required by Item 308 of Regulation S-K in the same section to prevent any confusion.

5.   We note your disclosure that "[e]xcept for the inclusion of our DeWind operations and except for the sale of 75.1% of our service entity, there was no change in our internal control over financial reporting during the year ended September 30, 2007 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting, other than the remediation measures which are described above." In future filings, when providing the disclosures required by Item 308(c) of Regulation S-K, please clearly disclose any change in the your internal control over financial reporting that occurred during your last fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.

Exhibits 31 and 32

6.   We note that the certifications have not been changed from your initial Form 10-
        K filing and are still dated December 14, 2007. Please further amend your Form
        10-K to include new certifications by your principal executive and principal
        financial officers as required by Rule 12B-15.

Form 10-Q for the Quarterly Period Ended March 31, 2008

Item 2. Managements' Discussion and Analysis of Financial Condition and Results of
Operations, page 27

Recent Developments, page 28

7.   We note that you present a non-GAAP measure for EBITDAS which represents
        earnings before interest, taxes, depreciation, and stock charges. In future filings,
        consistent with Item 10(e) of Regulation S-K, please comply with the following:

        •   Present, with equal or greater prominence, the most directly comparable
                financial measure or measures calculated and presented in accordance
                with Generally Accepted Accounting Principles (GAAP);
        •   A statement disclosing the reasons why the registrant's management
                believes that presentation of the non-GAAP financial measure provides
                useful information to investors regarding the registrant's financial
                condition and results of operations; and
        •   To the extent material, a statement disclosing the additional purposes, if
                any, for which the registrant's management uses the non-GAAP financial
                measure.

8.   In addition, please note the staff's response to Question 8 included in Frequently
        Asked Questions Regarding the Use of Non-GAAP Measures in June of 2003 that
        the inclusion of a non-GAAP financial measure may be misleading absent the
        following disclosures:

        •   The manner in which management uses the non-GAAP measure to
                conduct or evaluate its business;
        •   The economic substance behind management's decision to use such a
                measure;
        •   The material limitations associated with use of the non-GAAP financial
                measure as compared to the use of the most directly comparable GAAP
                financial measure;
        •   The manner in which management compensates for these limitations when
                using the non-GAAP financial measure; and

- The substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

Please apply in future filings.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Kristin Lochhead at (202) 551-3664 or me at (202) 551-3604 if you have questions. In this regard, please do not hesitate to contact Brian Cascio, Accounting Branch Chief, at (202) 551-3676 with any other questions.

Sincerely,

Kate Tillan
Assistant Chief Accountant